Exhibit 99.1

Ebang International Announces Receipt of Nasdaq Notification Regarding
Minimum Bid Price Deficiency

HANGZHOU, China, June 24, 2022 (GLOBE NEWSWIRE) -- Ebang International Holdings Inc. (Nasdaq: EBON) (the “Company”, “we” or “our”), a global blockchain technology company, today announced that the Company had received a notification letter (the “Notice”), dated June 17, 2022, from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it is currently not in compliance with the minimum bid price requirement for continued listing on the Nasdaq Global Select Market, as set forth under Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”), because the closing bid price of the Company’s Class A ordinary shares, par value HK$0.001 per share (“Class A ordinary shares”), has been below US$1.00 per share for a period of 30 consecutive business days.

The Company is issuing this press release pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of the Notice. The Notice has no immediate effect on the listing of the Class A ordinary shares, which will continue to trade uninterrupted on the Nasdaq Global Select Market under the ticker “EBON.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has 180 calendar days from the date of the Notice, or December 14, 2022 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Requirement. If at any time during the Compliance Period, the bid price of the Class A ordinary shares closes at or above US$1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide the Company with written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance with the Minimum Bid Price Requirement by December 14, 2022, the Company may be eligible for an additional 180-calendar day grace period if the Company transfers its listing of Class A ordinary shares from the Nasdaq Global Select Market to the Nasdaq Capital Market. To qualify, the Company will be required to, among others, meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and will need to provide written notice to Nasdaq of its intention to regain compliance with such requirement during the second compliance period.

The Company intends to continuously monitor the closing bid price of the Class A ordinary shares and is in the process of considering various measures, including improving its financial position and results of operations, to countervail the short-term adverse effects on the trading price of its shares and cure the deficiency in due time in order to regain compliance with the Minimum Bid Price Requirement.

About Ebang International Holdings Inc.

Ebang International Holdings Inc. is a blockchain technology company with strong application-specific integrated circuit (ASIC) chip design capability. With years of industry experience and expertise in ASIC chip design, it has become a global bitcoin mining machine producer with steady access to wafer foundry capacity. With its licensed and registered entities in various jurisdictions, the Company intends to launch a professional, convenient and innovative digital asset financial service platform to expand into the upstream and the downstream of blockchain and cryptocurrency industry value chain. For more information, please visit https://ir.ebang.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the statements herein with respect to the Company’s development plans and business outlook, which can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “potential,” “future,” “intends,” “plans,” “believes,” “estimates,” “continue,” “likely to” and other similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such statements are not historical facts, and are based upon the Company’s current beliefs, plans and expectations, and the current market and operating conditions. Forward-looking statements involve inherent known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, including, among other things, the Company’s ability to maintain its Nasdaq listing for its Class A ordinary shares, which may cause the Company’s actual results, performance and achievements to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Ebang International Holdings Inc.

Email: ir@ebang.com

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com